UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 24, 2019

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Effective December 24, 2019, Hightimes Holding Corp. (the “Company” or “Hightimes”) accepted the resignation of Kraig G. Fox as the Company’s Chief Executive Officer and President. At the time of Mr. Fox’s resignation, the Company and Mr. Fox entered into a letter agreement (the “Fox Letter Agreement”), pursuant to which the Company accepted Mr. Fox’s resignation, agreed to maintain its director and officer insurance policy, and agreed to reimbursee Mr. Fox for certain previously incurred business expenses following the Company’s successful completion of sales of an additional $5 million of equity securities or $10 million of proceeds from the sale of debt securities.

A copy of the Fox Letter Agreement is filed as Exhibit 6.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which are incorporated herein by reference.

On January 6, 2020, Stormy Simon, one of the Company’s independent directors, was appointed to the position of Chief Executive Officer of the Company by the Company’s board of directors. Following her appointment, she will also continue serving as a director on the Company’s board of directors.

In conjunction with the appointment of Ms. Simon to the position of Chief Executive Officer, the Company entered into an employment agreement (the “Simon Employment Agreement”) with Ms. Simon, effective as of January 6, 2020 (the “Effective Date”). Pursuant to the terms of the Employment Agreement, Ms. Simon will receive a base salary of $300,000 per year (the “Base Compensation”), payable in equal monthly installments, provided that the Base Salary shall initially be fixed at $215,000 and the remainder of the Base Salary shall accrue until, and be payable at, such time as the Company shall have raised an additional $10,000,000 following the Effective Date. In addition to the Base Compensation, Ms. Simon shall be entitled to (i) an annual bonus of up to $225,000 for each calendar year of her employment with the Company depending on the Company’s achievement of certain performance goals to be determined by the board of directors, (ii) an option to purchase 200,000 shares of the Company’s common stock at an exercise price of $11.00 per share, which stock options shall be issued under the Company’s 2019 Equity Incentive Plan, with one-third of such options shares vesting on January 6, 2020 and the balance of such option shares vesting in equal monthly increments over the remaining two year period, and (iii) the right to participate in other equity grants or incentive bonus plans as may be determined by the Board. In addition, Ms. Simon received a restricted stock unit award with respect to 300,000 shares of the Company’s common stock (to be adjusted from time to time to take into account any stock dividends, forward stock splits and reverse stock splits) which shall vest over the initial three-year term of the Employment Agreement in one-third increments on the anniversary date of the Effective date as follows: one-third shall vest on January 6, 2021, one-third shall vest on January 6, 2022, and the remaining one-third shall vest on January 6, 2023. The Employment Agreement has an initial term of three years and will thereafter be renewable subject to the mutual agreement of the parties.

A copy of the Simon Employment Agreement is filed as Exhibit 6.2 to this Current Report on Form 1-U and any summary of the terms of such agreement is subject to, and qualified in their entirety by, the full text of such document, which is incorporated by reference herein.

ITEM 9. OTHER EVENTS

On January 6, 2020, the Company issued a press release announcing the appointment of Ms. Simon to the position of Chief Executive Officer. A copy of the press release is attached hereto as Exhibit 15.1.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	January 6, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Letter Agreement, dated December 24, 2019, between Hightimes Holding Corp. and Kraig G. Fox.

6.2	Employment Agreement, effective January 6, 2020, between Hightimes Holding Corp. and Stormy Simon.

15.1	Press Release, dated January 6, 2020.

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